EXHIBIT 99.2

 CAI WIRELESS SYSTEMS, INC. COMMON STOCK TO BE DE-LISTED FROM THE NASDAQ
                          SMALLCAP MARKET{ SM}


     Albany, NY, January 12, 1998 - CAI Wireless Systems, Inc. ("CAI") (Nasdaq: CAWS) was notified today by The National Stock Market, Inc. ("NASD") that beginning January 13, 1998, its Common Stock will no longer be listed on The Nasdaq SmallCap Market{SM}. CAI believes that its Common Stock is eligible for inclusion on the Electronic Bulletin Board system, and expects the shares to be traded on this system beginning on January 13, 1998 under the "CAWS" symbol.

     As previously announced, the NASD recently transferred trading of the CAI Common Stock from the Nasdaq National Market<reg-trade-mark> to The Nasdaq SmallCap Market{SM}, on the condition that CAI comply with the $1.00 per share bid price maintenance requirement for the period from January 8 through January 20, 1998. The CAI Common Stock closed at 31/32 on Friday, January 9, 1998, prompting the NASD's action.

     CAI, based in Albany, operates six analog-based wireless systems in New York City, Rochester and Albany, NY; Philadelphia, PA; Washington, DC; and Norfolk/Virginia Beach, VA, and provides Internet access services in Boston, Rochester and New York City. CAI also owns a portfolio of wireless channel rights in eight additional markets, including Long Island, Buffalo and Syracuse, NY; Providence, RI; Hartford, CT; Boston, MA; Baltimore, MD; and Pittsburgh, PA. CAI is the holder of approximately 51% of CS Wireless Systems, Inc., an MMDS operator based in Plano, TX.